Friday, March 3, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street,
Washington, D.C. 20549
United States
Atten: Kristina Beshears, Staff Accountant
Facsimile: (202) 772-9209

Re: Comment Letter on January 25, 2006

Dear Ms. Beshears:

We considered the adequacy of our disclosure related to the effectiveness of disclosure controls and procedures in our 2004 10-KSB by

(i)	engaging our principal executive officer at the time, Chad Lee, and principal financial officer at the time, Marlene Schluter, to review and revise that disclosure and

(ii)

engaging our principal executive officer at the time, Chad Lee, and principal financial officer at the time, Marlene Schluter, to compare that disclosure to our disclosure controls and procedures in place at the time. Based on that review and comparison, our former principal executive officer and our former principal financial officer felt our disclosure was adequate at the time.

In hindsight, our disclosure controls and procedures in our 2004 Form 10-KSB were likely not adequate in light of the omissions in that Form 10-KSB and our need to amend the filing. Our new principal financial officer, Walter Kloeble, and our new principal executive officer, Blake Ponuick, will work to make our disclosure controls and procedures more effective in future periods by carefully reviewing our financial statements and related disclosure with our management and our independent auditor. Our new management team has experience designing and implementing effective disclosure controls and procedures. Our new principal financial officer, Walter Kloeble, has a certified management accounting background and has held positions as chief financial officer and director of finance with several companies and has many years of experience designing and implementing effective disclosure controls and procedures. One of our new directors, Fraser Atkinson, is a chartered accountant with experience designing and implementing effective disclosure controls and procedures, including those for public companies, and was a partner with the international accounting firm KPMG LLP for 14 years. At the recent meeting of the company’s new Board of Directors, Mr. Atkinson was elected as chair of the Audit Committee.

If you have any questions please call me at (604) 288-2430.

Sincerely,

/s/ Blake Ponuick

Blake Ponuick,
Chief Executive Officer
Moventis Capital, Inc.